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December 21, 2015
thomas.majewski@shearman.com
(212) 848-7182

Anu Dubey
Senior Counsel
U.S. Securities and Exchange Commission

Division of Investment Management
100 F Street, NE
Washington, DC 20549

Miller/Howard Funds Trust (the “Trust” or the “Registrant”)

File Nos. 333-207738 and 811-23111

Dear Ms. Dubey:

Thank you for your comments which you conveyed to us by telephone on December 16, 2015 regarding the Registrant’s Pre-effective Amendment No. 1 to the registration statement on Form N-1A of the Trust filed with the Securities and Exchange Commission (“SEC”) on December 9, 2015 (“Pre-Effective Amendment No. 1”).  Below, please find our responses to the staff’s comments.

For your convenience, your comments are numbered and presented in italicized text below and each comment is followed by the Registrant’s response.  To the extent that a comment affected similar disclosure elsewhere in the registration statement, the Registrant has revised the other disclosure accordingly.  The section and page references that we refer to in the Registrant’s responses are references to the version of Amendment No. 2 to the registration statement filed with the SEC on December 21, 2015 (“Pre-Effective Amendment No. 2”).

Unless otherwise defined in this letter, capitalized terms have the meanings given in Pre-Effective Amendment No. 2.

I.	Prospectus – Fees and Expenses of the Income-Equity Fund and of the Drill Bit Fund (pages [1-2] and pages [10-11])

1.
COMMENT:  With respect to footnote 2 to the Fees and Expenses tables of the Income-Equity Fund and the Drill Bit Fund (i) clarify what type of expenses would be included in “other expenditures which are capitalized in accordance with generally accepted accounting principles”, (ii) clarify whether the more expanded definition is needed in the waiver agreement,

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December 21, 2015

(iii) revise the reference to “estimated aggregate Fund Operating Expenses for the fiscal year are less than the Expense Limit for that year” to clarify that the Fund Operating Expenses will also be less than the waiver in effect at the time the fees were waived and (iv) regarding investment in other investment companies, confirm that Acquired Fund Fees and Expenses will be less than 0.01%, or, each Fund will not invest in investment companies during each Fund’s first operating year.

RESPONSE (Please see pages 1-2 and 6-7):  The Registrant responds as follows: (i) Registrant has deleted the reference to “and other expenditures which are capitalized in accordance with generally accepted accounting principles”, (ii) Registrant has revised the Waiver Agreement in accordance with (i) above, (iii) Registrant has revised the footnote to clarify the disclosure such that that the estimated aggregate Fund Operating Expenses for the fiscal year are less than the lesser of the Expense Limit for that year and the Expense Limit in effect at the time the fees were waived or expenses reimbursed, and (iv) Registrant confirms that Acquired Fund Fees and Expenses will be less than 0.01%.

II.	Prospectus – Fund Summaries – Principal Investment Strategies (pages [3] and [12])

2.
COMMENT:  Because distribution producing equity securities include returns on capital, consider revising the disclosure to state that distribution producing equity securities do include securities making returns on capital, including master limited partnerships (MLPs) and real estate investment trusts (REITs).

RESPONSE (Please see page 2):  The Registrant has revised the disclosure to read “[d]istribution paying equity securities include securities making returns of capital distributions, including MLPs and REITs whose distributions, in part, may be deemed return of capital under current tax law provisions.”

3.
COMMENT:  Please add disclosure to avoid flexibility of having returns of capital characterized as income.  Consider adding disclosure that the Fund will focus on investing in dividend paying equities or, in the alternative, consider changing the name of the Income-Equity Fund.

RESPONSE (Please see page 2):  The Registrant has added disclosure that the Fund will focus on investing in dividend paying securities.

4.	COMMENT: Please clarify whether the Funds will invest materially in derivatives. If not, the first sentence of the second paragraph under “Principal Investment Strategies” can be deleted.

RESPONSE (Please see pages 2 and 7-8):  The Registrant has made the requested deletion and confirms to the SEC that neither the Income-Equity Fund nor the Drill Bit Fund intends to invest materially in derivatives.  In the event that the Funds invest in any derivatives in connection with their principal strategies, the market value of the derivatives will be used in the 80% name test.

December 21, 2015

5.
COMMENT:  The Drill Bit to Burner Tip™ Fund name suggests investment in the energy industry. The Staff believes that the terms “Enablers” and “Beneficiaries” are too broad as currently drafted.  Please narrow the breadth of potential investments or consider changing the name of the Drill Bit to Burner Tip™ Fund.   The Staff suggests deleting the “Beneficiaries” from the last column in the North American Value Chain Universe chart.

RESPONSE (Please see pages 7-8):  The Registrant has deleted the term “Beneficiaries” and revised the Enablers column in the chart to further narrow companies classified as Enablers.

6.	COMMENT: Specify the criteria that the Adviser uses to select issuers that fall within the North American Value Chain Universe as identified in the chart.

RESPONSE (Please see page 8):  The Registrant has added the requested disclosure.

III.	Prospectus – Fund Summaries – Principal Risks (page [ ])

7.
COMMENT:  Please revise the Tax Risks disclosure to include language after the second sentence to the effect that a fund investor will pay higher taxes on the sale of shares because the basis on the shares will have been reduced by the return of capital.

RESPONSE (Please see pages 5, 11, and 20):  The Registrant has made the requested change by adding the requested disclosure that “[s]hareholders should note that return of capital will reduce the tax basis of their shares and potentially increase the taxable gain, if any, upon disposition of their shares.

8.	COMMENT: Please add a risk disclosure regarding “Shale Sourced Energy Supplies” and incorporate additional discussion about shale in the Principal Investment Strategies section.

RESPONSE (Please see pages 10-11 and 20):  The Registrant has made the requested change by adding the requested risk disclosure and a discussion of shale in the Principal Investment Strategies.

IV.	Prospectus – How to Redeem Shares – Incidental Costs (page [ ])

9.	COMMENT: Please clarify whether the $25 fee is a redemption fee, and if yes, disclose that such fee does not apply within the first 60 days.

RESPONSE:  Registrant believes that the $25 fee is not a redemption fee.

December 21, 2015

V.	Statement of Additional Information – Investment Restrictions (page [ ])

10.	COMMENT: Please delete “primarily engaged” in investment restriction number 8.

RESPONSE (Please see page 2 of the SAI):  The Registrant has made the requested deletion.

If you have any further questions, please call the undersigned at 212-848-7182.

Very truly yours,

/s/ Thomas M.  Majewski

Thomas M. Majewski